Filed by PROOF Acquisition Corp I
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-2
under the Securities Exchange Act of 1934
Subject Company: PROOF Acquisition Corp I
(File No. 001-41104)

Volato Announces Appointment of Mark Heinen as Chief Financial Officer

Experienced financial leader brings IPO process and public company CFO experience to Volato

Atlanta, GA – (November 27, 2023) – Volato, a leading private aviation company in the United States, today announced the appointment of Mark Heinen as Chief Financial Officer, effective November 28, 2023. The CFO hiring process was previously announced in September following Keith Rabin’s promotion to President of Volato and his new responsibilities leading the recently established Volato Commercial Team.

As the new CFO, Mark will oversee Volato’s financial strategy, ensuring the company continues to thrive in the competitive private aviation market. His extensive background in IPOs, corporate restructuring, and international finance will be invaluable as Volato embarks on its next phase of growth.

“Mark’s proven track record of executing financial strategies and driving profitability makes him the perfect addition to our executive team,” said Matt Liotta, CEO of Volato. “We’re confident that his leadership will contribute significantly to our mission of providing exceptional private flying experiences.”

Mr. Heinen brings more than 25 years of finance and accounting experience, in both public and private companies to Volato. Prior to joining Volato, he served as the Chief Financial Officer of Better Therapeutics as the company transitioned from being privately held to a publicly traded company on NASDAQ. Previously, Mr. Heinen served as the SVP, Global Corporate Controller and interim Chief Financial Officer at Trintech, Inc. Mr. Heinen’s career began in public accounting at PricewaterhouseCoopers. He has a B.B.A. in accounting and an M.B.A from the University of Oklahoma and is a certified public accountant.

“Volato is an exciting opportunity to join another high-growth company that is disrupting the private aviation industry,” said Mark Heinen, Chief Financial Officer of Volato. “The company has positioned itself for continued growth in the high-demand light jet market and I’m eager to take the reigns as it pursues becoming a publicly traded company.”

Mark’s appointment is a clear reflection of Volato’s commitment to excellence and its dedication to maintaining a strong financial foundation for its unique offerings in the private aviation space.

For more information about Volato’s services, please visit www.flyvolato.com.

About Volato:

Volato is a full-service private aviation company providing modern ways to enjoy luxury private jets through efficient, and sustainable solutions. Volato provides a fresh approach to fractional ownership, aircraft management, jet card, deposit and charter programs. Volato’s fractional programs uniquely offer flexible hours and a revenue share for owners in a fleet of HondaJets, which are optimized for missions of up to four passengers. For more information visit www.flyvolato.com.

All Volato Part 135 charter flights are operated by its DOT/FAA-authorized air carrier subsidiary (G C Aviation, Inc., d/b/a Volato) or by an approved vendor air carrier.

Contacts

media@flyvolato.com